UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of Registrant’s Name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

EXPLANATORY NOTE

On December 5, 2018, SodaStream International Ltd. (“SodaStream”) announced that the previously reported acquisition of SodaStream by PepsiCo Ventures B.V. (“PepsiCo Ventures”), a wholly-owned subsidiary of PepsiCo, Inc. (“PepsiCo”), had been consummated (the “Merger”). Pursuant to the Merger, a direct wholly-owned subsidiary of PepsiCo Ventures was merged with and into SodaStream, with SodaStream continuing as the surviving corporation and a direct wholly-owned subsidiary of PepsiCo Ventures, and each of SodaStream’s ordinary shares, par value NIS 0.645 per share (the “Ordinary Shares”) was canceled, entitling the holders thereof to receive US$144.00 per Ordinary Share in cash (without interest and less any applicable withholding taxes). The Merger was described in the proxy statement, dated September 12, 2018, distributed by SodaStream to its shareholders, which was attached as Exhibit 99.1 to SodaStream’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission (the “SEC”) on September 12, 2018.

On December 5, 2018, SodaStream issued a press release announcing the consummation of the Merger. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

SodaStream has notified the Tel Aviv Stock Exchange Ltd. (“TASE”) of the completion of the Merger, and trading in the Ordinary Shares on TASE ceased as of the start of trading on December 5, 2018. SodaStream has notified the Nasdaq Global Select Market (“Nasdaq”) of the completion of the Merger and has been informed by Nasdaq that trading in the Ordinary Shares on Nasdaq will cease as of the start of trading on December 6, 2018 and will be suspended effective as of December 7, 2018. SodaStream has requested that Nasdaq file a delisting application on Form 25 with the SEC to report the delisting of the Ordinary Shares from Nasdaq. SodaStream expects to terminate the registration of its Ordinary Shares under the Securities Exchange Act of 1934, as amended, and to therefore cease to report to the SEC, approximately 10 days after the closing of the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD. (Registrant)

Date: December 6, 2018	By:	/s/ Dotan Bar-Natan
Dotan Bar-Natan
General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated December 5, 2018, titled “PepsiCo Completes Acquisition of SodaStream International Ltd.”